Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 3 on Form S-8 to the Registration Statement (Form S-4 No. 333-284932) and the related Proxy Statement/Prospectus pertaining to the Akoya Biosciences, Inc. 2021 Equity Incentive Plan and the Akoya Biosciences, Inc. 2015 Equity Incentive Plan and to the incorporation by reference of our reports dated March 17, 2025, with respect to the consolidated financial statements of Quanterix Corporation and the effectiveness of internal control over financial reporting of Quanterix Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

July 11, 2025